The Ordinary Fellow, LLC

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name	The Ordinary Fellow, LLC
Doing Business As	The Ordinary Fellow
Offering Amount	$25,000.00 – $50,000.00
Security Type	Class B Membership Units
Price	$20 per Membership Unit
Pre-Money Valuation Cap	$2,000,000

COMPANY OVERVIEW

The Ordinary Fellow is a boutique winery located in Palisade, Colorado, specializing in producing small-batch wines with minimal intervention. Our vineyards are regeneratively farmed, hand-harvested, and trained for quality, not quantity. We offer an exceptional customer experience with a focus on creating fantastic white, rosé, traditional method sparkling, and red wines. Our customers include wine enthusiasts and connoisseurs who value sustainable practices and premium quality in every bottle they purchase.

Company History
The Ordinary Fellow is a boutique winery located in Palisade, Colorado, specializing in producing small-batch wines with minimal intervention. Our vineyards are regeneratively farmed, hand-harvested, and trained for quality, not quantity. We offer an exceptional customer experience with a focus on creating fantastic white, rosé, traditional method sparkling, and red wines. Our customers include wine enthusiasts and connoisseurs who value sustainable practices and premium quality in every bottle they purchase.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Ben Parsons	Class A	77%
Bridget Parsons	Class B	6%
Michael Marquardt	Class B	1%
Vertikle Enterprises, LLC	Class B	13%
Ordinary Fellow Community SPV, LLC	Class B	3%

The above is the only ownership outstanding for the company. The ownership interests of a(n) CO LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Ben Parsons
Title: Founder/Winemaker
Work History: Ben Parsons, the owner and winemaker, is responsible for all business operations, including overseeing sales and marketing, managing winemaking activities, and setting the overall business strategy and direction. His leadership is crucial to ensuring the winery's success and

maintaining the high standards of quality that define The Ordinary Fellow. Over the past three years, Ben Parsons has focused solely on The Ordinary Fellow. Prior to this, he founded the successful Infinite Monkey Theorem in 2008, where he grew production from 2,000 to 100,000 cases by 2019 with national distribution.

Biography: Ben Parsons is a passionate winemaker dedicated to producing high-quality wines at The Ordinary Fellow. His commitment to minimal intervention winemaking and sustainable practices is evident in every bottle. Recognized by Wine Enthusiast Magazine as one of America's top forty under forty tastemakers in 2015, Ben has a proven track record in the industry, having previously founded The Infinite Monkey Theorem. His vision for The Ordinary Fellow is to create a winery that not only produces exceptional wines but also offers a unique and enjoyable experience for all visitors.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

The planned purchases will significantly enhance The Ordinary Fellow's growth potential. By investing in additional grapes and sales support, we can increase production and expand our market reach. Paid media advertising and social media management will boost our visibility and attract more visitors, while public relations and events will foster community engagement. This strategic allocation of funds is expected to elevate our production from 1,200 to 8,000 cases by 2028, grow our wholesale customer base to 550 accounts, and increase our wine club membership to 1,200 members, thereby driving substantial revenue growth.

Over the next 1-3 years, The Ordinary Fellow plans to increase production from 1,200 to 5,000 cases and raise our EBITDA from $66,000 to $575,000. We aim to grow our wine club membership from 53 to 500 and increase the number of visitors from 7,000 to 17,000. Our vision is to solidify our reputation as a premier boutique winery known for exceptional wines and an outstanding customer experience.

Awards and Achievements include:
- Voted top 5 tasting room experiences in the United States by USA Today.
- Label design took second place in the PACK design awards for creativity.
- Our 2022 Pinot Noir was editors' pick in Decanter Magazine, and our 2023 Cabernet Sauvignon was rated 93 points in Decanter Wine Magazine.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Grape Purchases beyond our own vineyard production capabilities	$50,000.00
Total	$50,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security
The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default
In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

● You might want to keep the compensation of managers low, while managers want to make as much as they can.

● You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

● You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

● The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

*8.5% of the total offering amount upon a successful raise

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in The Ordinary Fellow, LLC and how an investor's transaction and delivery of securities will be completed.

   a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with The Ordinary Fellow, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are [Security Type], which we refer to as "Security Agreement." The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

> The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   The issuer raised $73,930.00 in Reg CF Notes with Honeycomb Credit in 2024

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations.

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
American Ag Credit	$149,615	9.4%	04/01/2033	$2,254.50
Credit Union Of Colorado	$15,946	6.64%	09/30/2027	$ 411.37
Loneshark Investments, LLC	$202,028	7.5%	05/31/2028	$6,100.99
US Bank Business Credit Cards	$24,358	0%	06/07/2024	$1,307.00
Total Balance	$391,947.00			$10,073.86

FINANCIAL INFORMATION

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Balance Sheet

ASSETS	2023	2024	2025*
Cash & Equivalents	25,081	27,120	22,295
Accounts Receivable	15,938	10,620	11,943
Fixed Assets	445,323	392,932	368,086
Other Assets	757,958	819,913	867,206
TOTAL ASSETS	**1,244,300**	**1,250,585**	**1,269,530**
LIABILITIES & EQUITY			
Accounts Payable	-	70,596	87,890
ST-Debt Payable	61,107	16,636	15,354
LT-Debt Payable	1,302,620	1,258,669	1,220,322
TOTAL LIABILITIES	**1,363,727**	**1,345,901**	**1,323,566**
Retained Earnings	(467,999)	(637,254)	546,638
Net Income	(156,285)	(148,339)	(63,387)
TOTAL OWNER'S EQUITY	**(119,427)**	**(95,316)**	**(54,036)**
TOTAL LIABILITIES & EQUITY	**1,244,300**	**1,250,585**	**1,269,530**

Income Statement

INCOME	2023	2024	2025*
Total Revenue	559,728	640,066	300,259
Cost of Goods Sold	188,607	347,860	170,796
GROSS PROFIT	**371,121**	**292,207**	**129,463**
Operating Expenses	305,070	316,274	192,850
NET INCOME	**(156,285)**	**(148,339)**	**(63,387)**

Statement of Cash Flows

	2023	2024
NET INCOME (LOSS)	(156,285)	(148,339)
CASH FLOW ACTIVITIES		
Net Cash from Operations	(95,683)	243,046
Net Cash from Investing	(21,454)	(4,246)
Net Cash from Financing	108,059	(88,422)
NET INCREASE (DECREASE) IN CASH	108,059	2,039

	Prior Fiscal Year End	Most Recent Year End
Total Assets	1,244,300	1,250,585
Cash & Equivalents	25,081	27,120
Accounts Receivable	15,938	10,620
Short-Term Debt	61,107	16,636
Long-Term Debt	1,302,620	1,258,669
Revenue	559,728	640,066
Cost of Goods Sold	188,607	347,860
Taxes Paid	-	-
Net Income	(156,285)	(148,339)

* - Through 06/30/2025

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SECURITY AGREEMENT

SUBSCRIPTION AGREEMENT OF

THE ORDINARY FELLOW LLC

SUBSCRIPTION AGREEMENT OF THE ORDINARY FELLOW LLC

THIS SUBSCRIPTION AGREEMENT ("Agreement") is entered into on the date set forth on the

signature page ("Effective Date") by and between The Ordinary Fellow LLC, a Colorado limited liability

company (the "Company"), and the undersigned subscriber (the "Subscriber" or "Investor"). Undefined

capitalized terms used herein shall have the meanings ascribed to them in the First Amended and Restated

Limited Liability Company Operating Agreement (as the same may be amended from time to time, the

"Operating Agreement") attached hereto as Exhibit "A." This Agreement is entered into with reference to

the following facts:

WHEREAS, the Subscriber has been informed that the Company has been formed pursuant to the

Colorado Limited Liability Company Act, as amended, and that the Company is to be operated in

accordance with its Operating Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Subscriber

wishes to subscribe for and purchase from the Company, and the Company wishes to issue and sell to the

Subscriber a certain number of the Class B Units (the "Units"}, and Subscriber, as a prospective Member,

shall be admitted as a Member to the Company; and

WHEREAS, in connection with the issuance and sale of the Units to Subscriber and upon the terms and

subject to the conditions set forth in this Agreement, the Subscriber has agreed to execute the Operating

Agreement and such other related documents as directed by the Manager from time to time.

NOW THEREFORE, in consideration of the foregoing recitals, which are incorporated herein by

reference, and, of the mutual promises and covenants hereinafter set forth, the parties agree as set forth

herein.

I . Subscription.

(a) Subject to Sections 2 and 3 of this Agreement, Subscriber hereby irrevocably and unconditionally subscribes (the "Subscription") for and agrees to invest the amount indicated on the signature page hereof

in the Company ("Purchase Price") and hereby tenders this Agreement, for the purchase of the Units at

the Closing (as defined below). The number of Units to be sold and issued for the Purchase Price shall be

based on a pre-money valuation of Two Million Dollars ($2,000,000). Subject to Section 4 of this

Agreement, the Manager may accept or reject, in whole or in part, the Subscription in the Manager's sole

and absolute discretion.

(b) Upon acceptance of the Subscription pursuant to Section 2, the Company and its Manager agree that

Subscriber shall be admitted as a Member, upon the terms and conditions, and inconsideration of their

agreement to be irrevocably bound by the terms and provisions of the Operating Agreement and this

Agreement.

(c) Subscriber acknowledges that the Subscription shall be irrevocable and shall survive their death,

disability, bankruptcy, termination, or dissolution.

(d) The Subscriber shall complete and execute the Subscriber Identification attached hereto as Schedule A

and the Confidential Subscriber Questionnaire attached hereto as Schedule B.

(e) Upon the terms and subject to the conditions contained in this Agreement, the closing of the sale and

purchase of the Units shall be held on the Effective Date or at such other time as the Company and the

Subscriber may mutually agree (such date is hereinafter referred to as the "Closing"). At the Closing (i)

the Subscriber shall deliver to the Company a check or wire transfer funds in the amount of the Purchase

Price; (ii) the Subscriber shall execute and deliver a counterpart signature page to the Operating

Agreement; and (iii) the Company shall admit the Subscnber as a member of the Company in connection

with and pursuant to the terms of the Operating Agreement.

(f) Adjustments to Units/Classifications.

i. If the Company, at any time following the Closing (A) subdivides outstanding Units into a larger

number of Units, (B) combine outstanding Units into a smaller number of Units or (C) reclassifies Units

or issues new securities by reclassifying the Units, then, and in each such case, the price per Unit in effect

immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that the Subscriber shall be entitled to receive the number of Units or other securities of the Company which

the Subscriber would have owned or have been entitled to receive after the occurrence of any of the

events described above. Any adjustment made pursuant to this Section shall become effective at the close

of business on the day upon which such corporate action becomes effective.

ii. All calculations under this Section shall be made to the nearest cent or the nearest 1/100th of a Unit, as

the case may be.

iii. In case any transaction or event (including, without limitation, any merger, consolidation,

combination, recapitalization, sale of assets, tender or exchange offer, reclassification, compulsory share

exchange or liquidation) shall occur in which all or substantially all outstanding Units are converted into

or exchanged or acquired for or constitute the right to receive stock, or other securities, cash, property or

assets (each, a "Fundamental Change"), the Subscriber immediately prior to the occurrence of such

Fundamental Change shall have the right to receive the kind and amount of stock, other securities, cash,

property or assets that such the Subscriber would have received if such Units had been converted

immediately prior to such Fundamental Change.

iv. Upon any change in price or classification of Units, the Company shall not be required to issue Units

representing a fraction of a Unit, but may if otherwise permitted, make a cash payment in respect of any

final fraction of a Unit based on the closing price of a Unit at such time. If the Company elects not, or is

unable, to make such cash payment, the Subscriber shall be entitled to receive, in lieu of the final fraction

of a Unit, one whole Unit.

v. The Company shall have the option, in the Company's sole and exclusive discretion, to issue

certificates for Units. If such certificates are prepared, they shall be provided to the Subscriber without

charge for any issue or transfer tax or other incidental expense in respect of the issuance of such

certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be

issued exclusively in the name of the Subscriber.

2. Acceptance of Subscription.

The Subscriber acknowledges that the Company has the right to accept or reject the Subscription, in

whole or in part, for any reason and that the Subscription shall be deemed to be accepted by the Company

only when it is signed by an authorized signatory on its behalf. The Subscription either will be accepted or rejected, in whole or in part, as promptly as practical upon receipt by the Company. The Subscriber agrees that Subscription need not be accepted in the order that it was received by the Company. Upon rejection of the Subscription for any reason, all funds received with the Subscription will be returned to the Subscriber without deduction for any fee, commission, or expense and without interest accrued thereon, and this Agreement shall be deemed to be null and void and of no further force or effect.

3. Restrictions on Transfer.

The Subscriber understands and agrees that, in addition to the provisions regarding restrictions on withdrawal and transferability of their investment contained in the Operating Agreement, the following restriction and limitation is applicable to the Subscriber's investment in the Company pursuant to Section

4(a)(2) of the United States Securities Act of 1933, as amended (the "Securities Act") and Rule 506 of Regulation D promulgated thereunder. The Units shall not be sold, pledged, hypothecated, or otherwise transferred unless they are registered under the Securities Act and applicable state securities law or are exempt therefrom.

4. Representation and Warranties of the Subscriber.

The Subscriber represents and warrants to the Company and its Affiliates (each of whom shall be a thirdparty

beneficiary of such representations and warranties) that each of the following statements is true, complete, and correct as of the date hereof and the Closing:

(a) The Subscriber hereby acknowledges that the Subscriber has been advised that this offering has not been registered with the Securities and Exchange Commission ("SEC") because this offering is intended to be a non-public offering pursuant to Section 4(a)(2) of Regulation D under the Securities Act, which exemption depends in part upon Subscriber's investment intention.

(b) The Subscriber hereby acknowledges that the Subscriber has been advised that this offering has not been registered under the securities law of any state jurisdiction because this offering is intended to be a

non-public offering pursuant to such state law exemptions, exemption depends in part upon Subscriber's

investment intention.

(c) The Subscriber understands that neither the SEC nor the securities administrator of any state has made

any finding or determination relating to the fairness of this investment and that neither the SEC nor the securities administrator of any state has recommended or endorsed, or will recommend or endorse, the

offering of the Units, nor have any of them reviewed or passed upon the accuracy or adequacy of the

Operating Agreement; the Units are subject to restrictions on transferability and resale and may not be

transferred or resold except as permitted under the Securities Act, and the applicable state securities laws,

pursuant to registration or exemption therefrom.

(d) There is currently no market for the Units, and none may develop. The Subscriber is able to bear the

economic risk of this investment, including the loss of the Subscriber's entire investment in the Company,

the Subscriber's investment is not disproportionate to the Subscriber's net worth and the Subscriber's

investment will not cause such overall commitment to become excessive, and has sufficient knowledge

and experience in financial and business matters to be capable of evaluating the merits and risks of this

investment.

(e) The Units are subject to restrictions on transferability and resale and may not be transferred or resold

except as permitted under the Securities Act and the applicable securities laws of any state pursuant to

registration or exemption therefrom. Moreover, the Units offered are subject to further restrictions on

transferability imposed by the Operating Agreement.

(f) The offer and sale of the Units is made only by means of this Agreement and the Operating Agreement

and such other documentation provided by the Company concerning the nature of the investment.

(g) The Subscriber is acquiring the Units for the Subscriber's own account, for investment purposes only

and not with a view toward resale or distribution of all or any part of the Units. If the Subscriber is

purchasing for a trust fund, the Subscriber represents that the Subscriber has sole investment discretion

with respect to the acquisition of the Units to be purchased pursuant to this Agreement.

(h) The Subscriber has provided or previously provided to the Manager information concerning the

Subscriber, the Subscriber's financial position, and the Subscriber's knowledge of financial and business

matters, which information is complete and correct as of the date hereof and may be relied upon by the

Manager and shall notify the Manager immediately of any material adverse change in such information.

Furthermore, the Subscriber understand that the Company will review this Agreement and the

Confidential Subscriber Questionnaire, and the Company is hereby given authority by the Subscriber to

call the Subscriber's bank or place of employment or otherwise investigate or review the financial standing of the Subscriber. It is further agreed that the Company reserves the unrestricted right to reject or

limit any subscription and to terminate the offer at any time.

(i) The Subscriber is an "Accredited Investor," as that term is defined in Rule 501(a) of Regulation D

promulgated under the Securities Act or a "qualified client" as such term is defined in Rule 205-3

promulgated under the Investment Advisers Act, and that the information contained in the Confidential

Subscriber Questionnaire is complete, accurate, and true in all respects.

G) The Subscriber satisfies any special suitability or other applicable requirements of their state of

residence and/or the state in which the transaction by which the Units are purchased.

(k) The Subscriber acknowledges and understands that the Company is in a highly regulated industry and

holds certain privileged licenses necessary to conduct its business operations. The Subscriber will apply

for and comply with any background investigation or determination of suitability required by any federal,

state or local regulatory authority or government having jurisdiction over the Company. The Subscriber

shall, prior to the issuance of Units, furnish to the Company the express written approval or determination

of such suitability by such regulatory authority or government having jurisdiction over the Company.

(1) The Subscriber bas been furnished with and has carefully read and understands the Operating

Agreement, the organization and investment objectives and the policies of, and the risks and expenses of

an investment in, the Company; has been actively involved in the management of the company; has been

provided an opportunity to obtain additional information concerning the offering, the opportunity to ask

questions of, and receive answers from, the Manager concerning the terms and conditions of the offering

and to obtain such additional information as is necessary in order to evaluate the investment and to verify

the accuracy of the information provided; has not relied upon any representations or offering literature or

prospectus or any other information supplied in writing by the Company or the Manager (it being

understood that no Person other than the Manager has been authorized by the Company to furnish any

representations or other information); and was at no time presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio, or television advertisement, or any other form

of general advertising or general solicitation or any seminar or meeting whose attendees, including the

Subscriber, had been invited as a result of, or pursuant to, any of the foregoing.

(m) The Subscriber understands the proportions and priorities of distributions as set forth in the Operating

Agreement and that the Manager has absolute discretion over such distributions except as otherwise

provided for therein.

(n) The Subscriber is aware that: (i) the Company has limited financial and operating history, and that an

investment in the Company and the Company's proposed investments involve a very high degree of risk;

(ii) any federal and/or state income tax benefits may not be available to the Subscriber due to the nature of

the Company's business operations; and (iii) the nature of the Company's business is the manufacture and

distribution of alcoholic beverages (SEE THE DISCLOSURES AND RISK FACTORS A IT ACHED

HERETO AND IN"CORPORA TED HEREIN" AS SCHEDULE C).

(o) The Subscriber has the requisite knowledge or has consulted with Subscriber's personal tax and legal

adviser, to assess the investment and is relying exclusively only upon such consultation and not on any

representations by the Company or the Manager in making the investment.

(p) The Subscriber has evaluated the risks involved in investing in the Company and has determined that

the Units are a suitable investment for the Subscriber.

(q) The Subscriber acknowledges that the Manager is not registered as an "investment adviser" under the

Adviser's Act and that as a Member the Subscriber will have no right to withdraw from the Company

except as specifically provided in the Operating Agreement.

(r) The Subscriber maintains their domicile at the address shown on the signature previously provided

Confidential Subscriber Questionnaire and the Subscriber is not merely a temporarily resident there.

(s) (i) The Subscriber has all requisite power and authority to execute, deliver, and perform the

Subscriber's obligations under this Agreement and the Operating Agreement and to subscribe for and

purchase or otherwise acquire the Units; (ii) the Subscriber's execution of this Agreement and the

Operating Agreement have been authorized by all necessary corporate or other action on the Subscriber's behalf; and (iii) this Agreement and the Operating Agreement are each valid, binding, and enforceable against the Subscriber in accordance with their respective terms.

(t) The execution and delivery of this Agreement and the Operating Agreement by the Subscriber and the

performance of the Subscriber's duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, by-laws, trust agreement, operating agreement, or other governing instrument applicable to the

Subscriber, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which to Subscriber or any of the Subscriber's Affiliates is a party or by which the Subscriber is bound or to which the Subscriber or any of the Subscriber's properties are subject; (ii) do not require any authorization or approval under or pursuant to any of the foregoing; and (iii) do not violate any statute, regulation, law, order, writ, injunction, or decree to which the Subscriber or any of the Subscriber's Affiliates is subject.

(u) The Subscriber is not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained

in (A) this Agreement or the Operating Agreement, (B) any provision of any charter, by-laws, trust agreement, operating agreement or other governing instrument applicable to the Subscriber, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease

or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which the Subscriber or any of the Subscriber's Affiliates is a party or by which the Subscriber is bound or to which the Subscriber or any of the Subscriber's properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to the Subscriber or any of

the Subscriber's Affiliates.

(v) There is no litigation, investigation, or other proceeding pending or, to the Subscriber's knowledge, threatened against the Subscriber or any of the Subscriber's Affiliates which, if adversely determined, would adversely affect the Subscriber's business or financial condition or the Subscriber's ability to perform the Subscriber's obligations on this Agreement or the Operating Agreement.

(w) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority on the Subscriber's part is required for the execution and delivery of this Agreement or the Operating Agreement by the Subscriber or the performance of the Subscriber's obligations and duties hereunder or thereunder.

(x) The Subscriber acknowledges that it will receive or have access to confidential information concerning the Company, which is proprietary in nature and non-public. The Subscriber agrees that it shall not disclose or cause to be disclosed any confidential information to any Person or use any confidential information for its own purposes or its own account, except in connection with its investment
in the Company and except as otherwise required by any regulatory authority, law or regulation, or by legal process. Furthermore, the Subscriber has not reproduced, duplicated, or delivered the Operating Agreement or this Agreement to any other Person, except professional advisers to the Subscriber or as instructed by the Manager.

(y) The Subscriber understands that the Company will not register as an investment company under the Investment Company Act ("Companies Act'') by reason of the provisions of Section 3(c)(l) thereof, which excludes from the definition of an investment company any issuer which has not made and does not presently propose to make a public offering of its securities and whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons. If the Subscriber is not a natural person, the Subscriber hereby certifies that (i) it is "one person" for purposes of Section 3(c)(1) of
the Companies Act, and (ii) its shareholders, partners, beneficiaries, or members are not permitted to opt
in or out of particular investments made by the Subscriber, and each such person participates in investments made by the Subscriber pro rata in accordance with its interests in the Subscriber.

(z) If the Subscriber is affiliated with non-U.S. banking institutions (a "Foreign Banlc"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Banlc, the Subscriber represents and warrants to the Company that: (i) the Foreign Banlc has a fixed physical address in a country in which the Foreign Banlc is authorized to conduct banking activities; (ii) the Foreign Banlc maintains operating records related to its banking activities; (iii) the Foreign Banlc is subject to inspection by the banlcing authority that licensed the Foreign Banlc to conduct banking activities; and (iv) the Foreign Banlc does not provide banlcing services to any other Foreign Banlc that does not meet the criteria set forth in (i)-(iii) above.

(aa) None of (i) the Subscriber; (ii) any Affiliate of the Subscriber; (iii) if the Subscriber is a privatelyheld entity, any Person having a beneficial interest in the Subscriber; or (iv) any Person for whom the Subscriber is acting as an agent or nominee in connection with this investment is a country, territory, individual or entity named on an Office of Foreign Assets Control ("OFAC") list, a Person or entity prohibited under OFAC programs, or a senior foreign political figure or any immediate family member or close associate of a senior foreign political figure, as such terms are defined in the footnotes below. Please be advised that the Company shall not accept any amounts from a prospective investor if such investor cannot make the representations set forth herein. The Subscriber agrees to promptly notify the Manager should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber is advised that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibited additional subscriptions from the Subscriber, declining any redemption requests or segregation of the assets in the account in compliance with governmental regulations and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption right (if any) of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company and the Manager or any of the Company's Affiliates or service providers. These individuals include specially designated parties subject to OFAC sanctions and embargo programs.

5. Survival and Continued Accuracy of the Representation and Warranties.

All representations and warranties made by the Subscriber in this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Units. If, in any respect, the representations and warranties shall not be true and accurate prior to delivery of the payment pursuant to Section 1, the undersigned shall immediately give written notice to the Company specifying which representation and warranties are not true and accurate and the reason, therefore. In addition, the Subscriber agrees to notify the Manager immediately in writing if the Subscriber ceases to be an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act or a "qualified client" within the meaning of Rule 205-3 under the Advisers Act. Until the Subscriber provides a notice described in the preceding two sentences, the Manager may rely on the representations, warranties, covenants, and agreements contained herein in
connection with any matter relating to the Company. Without limiting the generality of the foregoing

sentence, the Company may assume that all such representations and warranties are correct in all respects

as of the date hereof and may rely on such representations and warranties in determining whether (a) the

Subscriber is suitable as a purchaser of the Units, (b) the Units may be sold to the Subscriber or any other

Subscriber without first registering the Units under the Securities Act or any other applicable securities

law, (c) the conditions to the acceptance of subscriptions for the Units have been satisfied, and (d) the

Subscriber meets the eligibility standards set by the Manager.

6. Regulatory Matters and Right to Repurchase the Units.

(a) Regulatory Matters. The Company will cooperate with the Subscriber on the form and substance of

any correspondence, filings, notices or consent documents by or on behalf of the Company regarding any

local, state or federal alcoholic beverage laws, including, but not limited to, tied- house laws ("Liquor

Laws"), which contain or reveal information about the Subscriber. Such cooperation shall include

providing the Subscriber with prompt notices and a reasonable opportunity to review such

communications and filings before they are presented to the Department of the Treasury or other federal,

state or local governmental alcohol beverage regulatory agency or department (each, a "Liquor

Authority"). The Subscriber hereby acknowledges and agrees that the Subscriber shall promptly and

truthfully submit to the Company certain documents and disclosures as reasonably required, from time to

time, by a Liquor Authority in connection with the Company or any of its subsidiaries obtaining,

maintaining, expanding and/or modifying any alcoholic beverage licenses or complying with Liquor

Laws. The Subscriber represents and covenants that it will inform the Company of any interests held by

the Subscriber, or in the case of an entity Subscriber, interests of any stockholder, member or partner of

the Subscriber, which, to the Subscriber's knowledge, would result in the Company's inability to comply

with Liquor Laws.

(b) Regulatory Concerns. The Subscriber agrees and covenants that if the Board believes in good faith,

upon the written advice of counsel in connection with an alcohol beverage license or permit application

process, or an audit or investigation by a Liquor Authority of competent jurisdiction that (i) the

Subscriber's continued ownership of Units in the Company ("Company Securities") by the Subscriber or

(ii) the Subscriber's failure to comply with Section 6(a), would cause the denial, termination, revocation or suspension of any alcoholic beverage licenses or otherwise result in the Company's or its Affiliates' inability to obtain, maintain, expand, and/or modify any alcoholic beverage licenses or comply with any Liquor Laws, then the Company may deliver written notice (a "Regulatory Notice") to the Subscriber (an "Offending Subscriber'') informing the Offending Subscriber of the basis for such notice, together with a written explanation from the Company's alcohol beverage legal counsel concerning the potential remedies necessary for the Company or any of its subsidiaries to obtain, maintain, expand, and/or modify

any alcoholic beverage licenses or comply with any Liquor Laws (the "Regulatory Concern").

(c) Regulatory Concern Resolution. For a period of twenty (20) business days following the receipt of a Regulatory Notice, the Offending Subscriber shall be afforded the opportunity to respond to the Regulatory Notice in writing and set forth the clear steps and procedures the Offending Subscriber intends

to take to remediate and resolve the Regulatory Concern. The Offending Subscriber shall be afforded an additional one hundred (100) business days to pursue and implement such steps and procedures to resolve

the applicable Regulatory Concern to the reasonable satisfaction of the Board (the "Resolution Period"). Such steps and procedures proposed by the Offending Subscriber may include a range of actions that are

necessary or appropriate to resolve the Regulatory Concern, which may include restructuring or selling the Offending Subscriber's equity ownership in any third-party investment by the Offending Subscriber, or a Permitted Transfer (as defined below). The Company will coordinate and cooperate with the Offending Subscriber in good faith to resolve the Regulatory Concern and prioritize resolutions to the Regulatory Concern that are the least disruptive to the Offending Subscriber's investment portfolio.

(d) Regulatory Permitted Transfer. If the Offending Subscriber provides written notice (a "Transfer Notice") to the Company of its intent to transfer that amount of Company Securities of such Offending Subscriber (such amount of Company Securities, the "Offending Securities") as is necessary to be repurchased or transferred in order to resolve the Regulatory Concern (which, for the avoidance of doubt,

may be all Company Securities held or owned by such Offending Subscriber), then the Offending Subscriber shall transfer not less than the amount of Offending Securities as to a Non- Offending Transferee (a "Permitted Transfer'') within the Resolution Period. For purposes of this Agreement, "Nonoffending

Transferee" shall mean (i) any other Member of the Company (provided that such Member is

not also an Offending Subscriber), (ii) in the case of an Offending Subscriber that is an entity, any

stockholder, member, partner or other Affiliate of the Subscriber (provided that such stockholder, member

or other Affiliate does not pose a Regulatory Concern), (iii) in the case of an Offending Subscriber that is

a natural person, any Permitted Transferee of the Subscriber (except the Subscriber's spouse), or (iv) any

other Person, in each case, so long as (x) the Permitted Transfer to such Non-Offending Transferee will

resolve the Regulatory Concern, (y) such Non-Offending Transferee is an "accredited investor" as defined

in Regulation D promulgated under the Securities Act, and (z) in the case of the foregoing clauses (ii),

(iii) and (iv), such Non-Offending Transferee is not a competitor of the Company, as reasonably

determined by the Board.

(e) Regulatory Repurchase Right. If the Offending Subscriber fails to resolve the Regulatory Concern to

the reasonable satisfaction of the Board within the Resolution Period, then, until and unless the

Regulatory Concern is otherwise resolved, to the reasonable satisfaction of the Board, the Company shall

be permitted to repurchase all of the Offending Securities for a purchase price per Unit equal to the

greater of the (i) original purchase price and (ii) Fair Market Value of such Offending Securities. If the

Board and the Offending Subscriber cannot mutually agree on the Fair Market Value of the Offending

Securities, the Fair Market Value of the Offending Securities shall be determined by a nationally

recognized valuation firm mutually selected by the Offending Subscriber and the Board (or if they cannot

agree on the selection, the Offending Subscriber and the Board shall each select a nationally recognized

valuation firm, which two (2) firms shall select a third nationally recognized valuation firm to determine

the Fair Market Value of the Offending Securities). In connection with any repurchase contemplated by

Section 6(d), the (x) Company shall pay at the closing of the repurchase the entirety of the purchase price

in cash via wire transfer of immediately available funds and (y) the Offending Subscriber shall not be

required to (i) make any representations or warranties beyond customary representations and warranties,

(ii) agree to any releases (other than a release in customary form concerning claims arising solely in the

Subscriber's capacity as a Member of the Company) or post- repurchase restrictive covenants of any kind or (iii) take any action other than executing and delivering a purchase agreement that conforms to the

requirements of this Subsection and surrendering to the Company the physical membership certificates, if

any, representing the Offending Securities.

(f) Additional Covenants. The Subscriber, on behalf of itself and each of its subsequent transferees and/or

Affiliates, hereby irrevocably (i) acknowledges and agrees that the terms of these Subsections concerning

regulatory matters are essential for the well-being, protection and ongoing operations of the Company and

its Affiliates, (ii) covenants not to take any action, or fail to take any action, for the purpose of

intentionally creating or otherwise giving rise to a Regulatory Concern and (iii) covenants to use

commercially reasonable efforts to pursue a Permitted Transfer during the Resolution Period. Any

Regulatory Notice, and all correspondence, materials, proposals, and information associated with the

Regulatory Concern and any resolution thereof (including any Permitted Transfer or any repurchase in

accordance with these Subsections, shall be kept strictly confidential by the Company, the Board, and the

Offending Subscriber.

7. Adoption of the Operating Agreement.

The Subscriber hereby adopts, accepts, and agrees to be irrevocably and unconditionally bound by all the

term and provisions of the Operating Agreement and to perform all obligations therein imposed upon a

Member with respect to the purchase of the Units. Upon acceptance of this Agreement by the Manager on

behalf of the Company and payment therefore, the Subscriber shall become a Member for all purposes. In

the event of any inconsistency between the terms of the Operating Agreement and this Agreement, the

Operating Agreement shall govern.

8. Agreements. The Subscriber understands, agrees and acknowledges that:

(a) Except as provided in Section 2 hereof and under applicable state securities laws, the Subscription is

and shall be irrevocable, except that the Subscriber shall have no obligation hereunder if the Subscription

is rejected for any reason, or if the offering is cancelled for any reason;

(b) If any answers provided or background documentation required under this Agreement is found to be false, forged, or misleading, the Subscriber understands that the Manager may require the Subscriber to fully withdraw from the Company;

(c) The Manager shall determine the Percentage Interest of the Subscriber upon the date of closing in which the Subscriber is participating; and

(d) The Subscriber's Percentage Interest is subject to adjustment and dilution, which may increase or decrease the Percentage Interest, as a result of, for example, the addition of new Members, additional contributions in subsequent capital calls or closings, employee pools, or the withdrawal of existing Members.

9. Special Power of Attorney.

(a) The Subscriber, by executing this Agreement, hereby irrevocably constitutes and appoints the Manager, with full power of substitution, as the Subscriber's true and lawful attorney-in-fact in name, place, and stead to make, execute, sign, acknowledge, record, and file, on behalf of the Subscriber and on behalf of the Company, any document, certificate, or other instrument as the Manager may deem necessary or desirable to carry out fully the provision of this Agreement and the Operating Agreement, including without limitation, the following: (i) the Operating Agreement; (ii) charter documents; (iii) fictitious business name statements; (iv) certificates, instruments or ownership transfer documents which may be required to be filed by the Company, the Manager, or the Members in connection with the distribution of alcohol; (v) any documents which may be required to effect the continuation of the Company, the admission or substitution of a Member, or the dissolution and termination of the Company, provided such continuation, admission, substitution, dissolution or termination are in accordance with the terms of the Operating Agreement; (vi) any and all amendments to the instruments described above, provided such amendments are either required by law to be filed, are consistent with the Operating Agreement or have been properly authorized; and (vii) any and all such other instruments as the Manager may deem reasonably necessary or desirable to carry out fully the provisions of the Operating Agreement.

(b) The foregoing grant of authority is not meant to be used to deprive the Subscriber of any of the Subscriber's rights. It is intended only to provide a simplified system for execution of documents and is a special power of attorney coupled with an interest, is irrevocable and shall survive the bankruptcy, insolvency, death, incapability, or dissolution of the Subscriber.

(c) The Subscriber hereby waives any and all defenses which may be available to contest, negate or disaffirm the actions of the Manager taken in good faith under such power of attorney.

10. Indemnification.

The Subscriber agrees to indemnify the Company, the Manager, and any of their respective Affiliates, and

to hold them harmless from and against, any and all loss, damage, liability, and expense, including reasonable attorneys' fees and disbursements (collectively, "Loss"), which the Company, the Manager or any of their respective Affiliates may incur by reason of or in connection with the breach of any representation, warranty, or covenant made herein or any other document provided by the Subscriber to

the Company in connections with the Subscriber's investment in the Company or any failure of the Subscriber to fulfill any of the agreements set forth in or arising under this Agreement. The Subscriber hereby agrees to indemnify the Company, the Manager, and any of their respective Affiliates and bold them harmless against all Loss arising out of the sale or distribution of the Units by the Subscriber in violation of the Securities Act or other applicable law or any misrepresentation or breach by the Subscriber with respect to the matters set forth in this Agreement. The indemnification obligation provided herein shall survive the execution and delivery of this Agreement, any investigation at any time made by the Company and the issue and sale of the Units and shall be in addition to any liability the Subscriber may otherwise have. Notwithstanding any provision of this Agreement, the Subscriber does not waive any right granted to the Subscriber under any applicable federal or state securities law. The Subscriber further represents that the Subscriber is not obligated to pay any finder's fee or commission in

connection with this Subscription or any other for the Company. The Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Subscriber or the Subscriber's Affiliates are responsible.

11. Additional Documents.

The Subscriber shall promptly execute all such additional documents as may be required by the Manager to reflect the sale of the Units hereunder and the admission of the Subscriber as a Member of the

Company.

12. Consultation with Attorney.

The Subscriber has been advised to consult with its own attorney regarding all legal and tax matters

concerning an investment in the Units and has done so (or has had the opportunity to do so) to the extent

the Subscriber considers it necessary.

13. Joint and Several Obligations.

If the Subscriber consists of more than one Person, this Agreement shall consist of the joint and several

obligations of all such Persons.

14. INTERNAL REVENUE SERVICE CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE

WITH INTERNAL REVENUE SERVICE CIRCULAR 230 YOU ARE HEREBY NOTIFIED THAT:

(A) ANY DISCUSSION OF UNITED STA TES FEDERAL TAX ISSUES IN nns AGREEMENT IS

NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON

BY YOU, FOR THE PURPOSE OF A VOIDING PENALTIES THAT MAY BE IMPOSED ON YOU

UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN

CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR

MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR

PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

15. Mediation and Arbitration.

(a) If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot

be settled through direct discussions within five (5) business days after the Subscriber or the Manager, on

behalf of the Company, notifies the other in writing that it has a dispute, the Subscriber and the Manager

agree that on the sixth day after such written notice has been delivered (or if the sixth day is not a

business day, then on the next business day thereafter) to start proceedings to settle the dispute in an

amicable manner by mediation administered by the Judicial Arbitration and Mediation Services, Inc.

("JAMS") under its mediation rules, before resorting to arbitration. If all disputes have not been resolved

within ten (10) days after the start of such mediation, the Subscriber or the Manager may elect to settle

any unresolved controversy or claim arising out of or relating to this Agreement, or breach thereof, by

arbitration administered by JAMS in accordance with its arbitration rules (except as otherwise provided

herein) by written notice to the other. The Subscriber or the Manager electing arbitration shall by such notice to the other name an arbitrator. The second arbitrator shall be chosen by the noticed Subscriber or

Manager, as applicable, within ten (10) days after such notice. If the noticed Subscriber or Manager does

not appoint such second arbitrator, then JAMS shall be requested to submit a list of five (5) persons to

serve as the second arbitrator, and the second arbitrator shall be appointed by the first arbitrator from such

list within five (5) days of its submission. The two (2) appointed arbitrators shall agree upon the

appointment of a third arbitrator within five (5) days after the second arbitrator is appointed. If the two (2)

arbitrators so appointed do not agree upon a third arbitrator, then JAMS shall be requested to submit a list

of five (5) persons to serve as the third arbitrator. The parties to the arbitration shall select the third

arbitrator from the list submitted within five (5) days of its submission; provided that if the parties to the

arbitration cannot agree upon the third arbitrator, then the arbitrator shall be selected from the list of five

(5) through the process of each of the first two (2) arbitrators in turn striking names from the list until one

(1) name remains.

(b) The decision of any two (2) of the arbitrators shall be final and binding upon the Subscriber and the

Manager. The arbitrators shall determine the rights and obligations of the Subscriber and the Manager

according to this Agreement and the substantive laws of Colorado. The parties hereby agree that in any

such arbitration the Subscriber and Manager shall be entitled to discovery of the others as provided by the

Colorado Act pertaining to civil procedure; provided, however, any such discovery shall be completed

within four (4) months from the date of the selection of the second arbitrator, unless such period is

extended by agreement of the affected Subscriber and the Manager or by order of the arbitrators, and any

disputes concerning discovery shall be determined by the arbitrators with any such determination being

binding on the Subscriber and the Manager. The arbitrators shall be requested to render an opinion within

fifteen (15) days after the date that discovery is completed. The arbitrators shall apply Colorado

substantive law and Colorado evidentiary law to the proceeding. The arbitrators shall have the power to

grant all legal and equitable remedies and award compensatory damages provided by Colorado law.

Punitive or exemplary damages shall not be awarded for any breach or alleged breach of this Agreement and the Subscriber and the Manager waive any right to seek, claim or receive such punitive or exemplary damages. The arbitrators shall be bound by the terms of this Agreement. The arbitrators shall not be empowered or authorized to add to, subtract from, delete or in any other way modify the terms of this Agreement. The arbitrators shall prepare in writing and provide to the parties an award including factual findings and the reasons on which the decision is based. The decision of the arbitrators shall be final and binding on the Subscriber and the Manager and judgment thereon may be entered by any court having jurisdiction. Each party shall initially bear its own expenses of the arbitration including without limitation attorney fees and the parties shall divide the arbitration expenses and fees equally. The prevailing party, however, shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection

with the arbitration.

(c) Notwithstanding any other provision of this Section, no resort to arbitration shall be required if a third

Person's participation is essential to avoid the possibility of an inconsistent or otherwise incomplete resolution of all associated issues or controversies, and such third Person declines to participate in and be

bound by the results of the arbitration.

(d) No party, whether or not a party to such arbitration, and no arbitrator, shall disclose the existence, content or results of any arbitration hereunder without the prior written consent of all parties to such arbitration.

16. Application of Colorado Law.

This Agreement, and the application and interpretation hereof, shall be governed exclusively by its terms

and by the laws of the State of Colorado. Grand Junction, Colorado shall be the exclusive venue for any action including, without limitation, mediation, arbitration or such other action, brought by any party in any way related to this Agreement.

17.Survival.

The representations, warranties, covenants, and Subscription Agreements made herein survive the execution and delivery of this Subscription Agreement and each Closing.

18. Severability.

In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute

or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith

and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may

prove invalid or unenforceable und any law shall not affect the validity or enforceability of any other

provision thereof.

19. Entire Agreement.

This Agreement and the attached schedules and exhibits, which are incorporated herein, contain the entire

agreement of the parties with respect to the matters set forth herein and there are no representations,

covenants, or other agreements except as stated or referred to herein or as embodied in the Operating

Agreement. Neither this Agreement nor any provision hereof shall be waived, modified, changed

discharged, or terminated except by an instrument in writing signed by the party against whom any

waiver, modification, change, discharge, or termination is sought to be enforced.

20. Further Assurances.

At the request of the Manager, the Subscriber shall furnish promptly such further information, and

execute and deliver such documents, as may be required in the determination of the Manager to comply

with any laws, regulations, or other obligations of the Company. The Subscriber consents to the

disclosure of any such information, and any other information furnished to the Company to any

governmental authority, self-regulatory organization or other Person to the extent required by law or

determined by the Manager to be in the best interests of the Company.

21. Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs,

legatees, personal representatives, successors, and assigns.

22. Assignment.

The Subscriber agrees that neither this Agreement nor any rights which may accrue to the Subscriber

hereunder may be transferred or assigned without the prior written consent of the Manager.

23. Section Headings.

The section headings contained herein are for convenience only and shall not affect the interpretation of any of the provisions hereof.

24. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but of

which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile,

electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of

2000), or other transmission method, and any counterpart so delivered shall be deemed to have been duly

and validly delivered and be valid and effective for all purposes.

25. Notices.

Any notice required under the terms of this Agreement shall be sent to the recipient's address ofrecord on

file with the Company. All notices and copies thereof shall be band delivered, with receipt therefore, sent

by overnight courier service, with receipt therefore, or sent by certified or registered mail, return receipt

requested, and first-class mail postage prepaid, or sent by electronic mail with a confirmation of receipt

requested and received. Changes of address may be given to the Company and the Subscribers by written

notice in accordance with the term of this Section. Time periods shall commence on the date that such

notice is received, if delivered by band, or by overnight courier service, three (3) business days after

mailing if mailed, and twenty-four (24) hours after electronic mail is sent. Any notice that is required to

be given within a stated period of time shall be considered timely if delivered or refused before midnight,

Pacific Time, of the last day of such period. Notices may be given by email to addresses specified under

this Agreement, provided that confirmation of receipt is received.

26. Execution Instructions.

If the Subscriber is in agreement with the foregoing, please take the following actions:

(a) Execute this Agreement where indicated on the attached Subscriber Signature Page;

(b) Complete the Subscriber Identification on Schedule A;

(c) Complete Confidential Subscriber Questionnaire on Schedule B for Entity Investors or

Individual Investors, as applicable;

(d) Complete and execute the Joinder to Operating Agreement attached hereto as Exhibit B; and

(e) Return to the Company your executed Agreement (including the completed Subscriber Identification and Confidential Subscriber Questionnaire) and Joinder to Operating Agreement, along with your payment of the Capital Contribution for the Units you wish to purchase.

THIS AGREEMENT IS HEREBY ACCEPTED AS OF THE DATE BELOW WITH RESPECT

TO THE PURCHASE PRICE SPECIFIED ON THE INVESTOR SIGNATURE PAGE:

THE ORDINARY FELLOW LLC

By: Ben Parsons

EXHIBIT B – SPV AGREEMENT

The Ordinary Fellow Community SPV LLC (THE "SPV")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

The Ordinary Fellow Community SPV LLC (the "SPV"), is a special purpose vehicle that will invest all of its assets in securities issued by The Ordinary Fellow, LLC (the "Company"). By making an investment in the SPV through the digital platform at www.HoneycombCredit.com (the "Platform"), I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined in this Subscription Agreement) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

3. The Company's Subscription Agreement, which includes the terms of the Company securities to be purchased by the SPV, attached hereto as Appendix A.

4. The organizational documents for the Company (the "**Company Organizational Documents**") attached hereto as Appendix B.

5. The Operating Agreement for the SPV (the "**SPV Operating Agreement**"), which sets forth certain specific terms of the SPV, attached hereto as Appendix C.

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Honeycomb Investor Agreement; and

8. The Honeycomb Terms of Service.

1. By making an investment in the SPV through the Platform, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

**SUBSCRIPTION AGREEMENT**

I.   **Scope of the Agreement**

     1.   This Subscription Agreement ("**Agreement**") applies to each investment in The Ordinary Fellow Community SPV LLC(the "**SPV**"). The SPV shall invest all of its assets in securities issued by **The Ordinary Fellow, LLC** (the "**Company**") pursuant to the offering (the "**Offering**") that is exempt from registration under the Securities Act of 1933 (the "**Act**") pursuant to section 4(a)(6) thereof (the "**Crowdfunding Exemption**"). The terms of the Company securities to be purchased by the SPV are summarized in the Company's Subscription Agreement attached hereto as Appendix A.

     2.   The SPV is formed by or on behalf of the Company as a crowdfunding vehicle within the meaning of and in compliance with 17 C.F.R. § 270.3a-9 and in accordance with the terms of the Operating Agreement for the SPV (the "**SPV Operating Agreement**"). A copy of the SPV Operating Agreement is attached hereto as Appendix C.

     3.   Important information about the Company, the SPV, and more generally about investments through the Platform, is available on the Platform. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in the SPV.

     4.   The SPV will offer membership interests (**"Interests"**) in that SPV pursuant to Regulation Crowdfunding under the Act.

     5.   You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

II.   **Definitions**. Except as the context otherwise requires, any reference in this Subscription Agreement to:

     1.   "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

     2.   "**Company Information**" means:

         2.1   The information on the Honeycomb Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined herein) is responsible for the adequacy, completeness, or accuracy of this information;

         2.2   The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

         2.3   The Company's Subscription Agreement;

         2.4   The Company Organizational Documents;

         2.5   The SPV Operating Agreement; and

         2.6   This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV.

     3   "**Honeycomb Parties**" or "**Honeycomb Party**" means Honeycomb Credit, Inc., Honeycomb Portal, LLC, Honeycomb SMB, LLC, or Honeycomb SPV, LLC, and any of their respective affiliates, directors, managers, officers, shareholders, members, employees, agents, or representatives.

III.   **INVESTOR'S REPRESENTATIONS AND COVENANTS**

     1.   **Investor's Review of Information and Investment Decision**

1.1   The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

1.2   The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Platform, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the Honeycomb Parties, the SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV, if any, (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.3   The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on Honeycomb.com.

1.4   The Investor understands and agrees that no Honeycomb Party shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Platform, and materials distributed to the Investor by the SPV on behalf of a Company.

1.5   The Investor represents and agrees that no Honeycomb Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.6   Investor understands that no Honeycomb Party is an adviser to Investor, and that Investor is not an advisory or other client of any Honeycomb Party.

1.7   The Investor is not relying on any Honeycomb Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.8   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2.   **Investor's Representations Related To Investment in a SPV.**

2.1.   The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2.   The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3.   The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. Each Investor hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC to act as the initial administrator for such Investor and to execute and deliver or accept on behalf of each of the Investor any documents necessary to give effect to the transactions contemplated by this Agreement. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and the SPV Operating Agreement, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. Administrator agrees to act as the Administrator on behalf of the Investors to the extent provided in the SPV Operating Agreement.

2.5. Pursuant to the requirements of Treas. Reg.§ 301.6109-l(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3.   The Administrator Has The Right To Reject Any Subscription, In Whole Or In Part.

3.1. The Investor understands that the value of all investments in any SPV made through individual retirement accounts (**"IRAs"**) must be less than 25% of the value of the SPV's assets.

3.2. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

a. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

b. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

c. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

d. The Plan's purchase and holding of an Interest will not constitute a non- exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code, or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. No Honeycomb Party nor any of their affiliates, agents, or employees:

(i)   exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest,

(ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or

(iii)   is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

e.   The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

f.   The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Internal Revenue Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.3.   The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4.   **The Correctness And Accuracy Of All Information Provided By Investor To The Company Or The SPV.**

4.1   The Investor confirms that all information and documentation provided to the Company, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Honeycomb Parties of such changes via the Platform. The Investor agrees and covenants that they or it will maintain accurate and up-to-date contact information (including email and mailing address) on the Platform and will promptly update such information in the event it changes or is no longer accurate.

4.2   The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the Company, the SPV, and any Administrator in determining compliance with applicable laws, and shall survive the Investor's admission as a Member of the SPV.

4.3   All information that the Investor has provided to the Company, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5.   **The Honeycomb Parties' Right To Use Investor Information.**

5.1   The Investor agrees and consents to the Honeycomb Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a.   to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b.   for any other specific purposes where the Investor has given specific consent to do so;

c.   to carry out statistical analysis, market research, and tracking of investment performance over time;

d.   to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e.   for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f.   if the contents thereof are relevant to any issue in any action, suit or proceeding to which the Company, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g.   for other legitimate business of the Company, the SPV, any Administrator, or any Lead
Investor.

5.2   The Investor acknowledges and agrees that it will provide additional information or take such other
actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the
SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal
process or appropriate requests (whether formal or informal) or otherwise.

5.3   The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents,
including any Administrator or any Lead Investor, to relevant third parties of information pertaining to
the Investor in respect of disclosure and compliance policies or information requests related thereto.
Without limiting the generality of the foregoing, the Investor agrees that information about the Investor
may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4   The Investor authorizes the Company, the SPV, any Administrator, and each SPV service provider to
disclose the Investor's nonpublic personal information to comply with regulatory and contractual
requirements applicable to the SPV and its investments. Any such disclosure shall be permitted
notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's
nonpublic personal information.

6.   Key Risk Factors

6.1   The Investor understands that investment in a SPV may involve a complete loss of the Investor's
investment. In this regard, the Investor understands that such venture investments involve a high degree
of risk, and that many or most venture company investments lose money. An Investor may ultimately
receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the
Investor receives securities, the securities may not be publicly traded, and may not have any significant
value.

6.2   The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot
be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold
or otherwise disposed of its investments and the SPV distributes its investments to the investors in the
SPV (a **"Liquidation Event").** An Investor typically will not receive any distributions until such a
Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur
for many years. The Investor must therefore bear the economic risk of holding their investment for an
indefinite period of time.

6.3   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities
Act or any other law of the United States, or under the securities laws of any state or other jurisdiction,
and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so
registered or an exemption from registration is available; and (b) can only be transferred as permitted
under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4   The Investor understands that no guarantees have been made to the Investor about future performance
or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon
termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom
income," which could require them to pay taxes on their investment in a SPV even though the SPV does
not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5   The Investor understands and agrees that the SPV was formed by and is operated by Honeycomb SPV,
LLC on behalf of the Company as a crowdfunding vehicle consistent with and pursuant to the terms and
conditions set forth in 17 C.F.R. § 270.3a-9.

6.6   The Investor represents that he or she has read and understands the risk factors contained in the Company
Information. The Investor understands and agrees that each Company is solely responsible for providing
risk factors, conflicts of interest, and other disclosures that investors should consider when investing in
securities issued by that Company (including through a SPV), and that the Honeycomb Parties have no
ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest
and other disclosures have been presented fully and fairly, or have been presented at all.

6.7   The Investor understands that any privacy statements, reports or other communications regarding the
SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents)
will be delivered via electronic means, including through the Platform. The Investor hereby consents to

electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Honeycomb Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Honeycomb Party gives any warranties in relation to these matters.

6.8   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she, they, or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.9   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1.   The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate
U.S. Federal or State laws or any laws and regulations of other countries.

7.2.   The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3.   The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4.   To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5.   The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6.   The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the SPV or any Administrator, it will provide such information as the SPV or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor.

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the **"Code"**) or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Additional Investor Representations and Coveants**
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   9.1. **Indemnification**

   a.   The Investor agrees to indemnify and hold harmless the Company, SPV and any Administrator, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

   b.   The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

   c.   The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the SPV Operating Agreement, and Regulation Crowdfunding.

    d.   If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

    e.   The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

    9.2. **Counsel.** The Investor understands (a) that legal counsel to the Honeycomb Parties is not legal counsel to the SPV or any Investor by virtue of its investment in the SPV, (b) that no independent counsel has been retained by any Honeycomb Party or the Company to represent the SPV or Investors in the SPV; (c) that no Honeycomb Party, including its counsel, has independently verified any factual assertions made in the Company Information or on the Platform; and (d) that no Honeycomb Party, including its counsel, is responsible for the SPV's compliance with its investment program or applicable law.

    9.3. **Power of Attorney.** The Investor hereby appoints each of the Company and Honeycomb SPV, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

4.

a.   the organizational documents to form the SPV under the laws of the State where the Company is organized, as well as any required amendments;

b.   the SPV Operating Agreement and any duly adopted amendments;

c.   any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV; and

d.   any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV, and any Administrator taken in good faith under this power of attorney.

    9.4. **Confidentiality.**

a.   The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the **"Confidential Information"**) that the Investor may receive pursuant to or in accordance with the use of the Platform, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or any Administrator (the **"Affected Parties"**).

b. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to- know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, **"Advisers"),** except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

c. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

d. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this section, and that monetary damages would not be sufficient to compensate or make whole the SPV and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

IV. MISCELLANEOUS PROVISIONS

1.1 **Amendments.** Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Company on behalf of the SPV and the Investors holding at least a majority of the then outstanding amount of Interests in the SPV.

1.2 **Assignability and Transferability.** This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and the Administrator, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or the Administrator may reasonably request. To the extent possible, such notice shall be provided through the Platform. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or the Administrator, in their discretion. Investor further acknowledges that pursuant to the SPV Operating Agreement, the Administrator, may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.
5.

1.3 **Repurchase.** In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Administrator.

1.4 **Governing Law;** Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Commonwealth of Pennsylvania. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the SPV Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the Commonwealth of Pennsylvania located in Allegheny County or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Western District of Pennsylvania; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the Commonwealth of Pennsylvania located in Allegheny County or in the courts of the United States located in the Western District of Pennsylvania and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.
6.

1.5 **Severability.** If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable**.**

1.6 **Headings.** The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

1.7 **General.** This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.